August 3, 2010

Via EDGAR

Mr. Marc Thomas
Reviewing Accountant
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
450 Fifth Street, NW
Washington, DC 20549

RE:           BOK Financial Corporation
Form 10-K Filed February 26, 2010
Form 10-Q Filed April 30, 2010
File No. 000-19341

Dear Mr. Thomas:

This letter confirms receipt of your comment letter dated July 23, 2010.  We provide the following information in response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Loan Loss Experience, pages 48-49

Comment No. 1.

We note your response to our comment number one of our letter dated May 20, 2010.  Please expand the disclosure in future filings to define and quantify the types of modifications made on residential mortgage loan agreements that are in accordance with agency guidelines.

In response to your comment 1, we included the following in our Form 10-Q for the second quarter of 2010 which was filed on August 2, 2010:

Renegotiated loans represent troubled debt restructurings of residential mortgageloans.  Generally, we modify residential mortgage loans by reducing interestrates and extending the number of payments.  We do not forgive principle orunpaid interest.  At June 30, 2010, approximately $13 million of the renegotiated residential mortgage loans are currently performing in accordance with the modified terms, $4.6 million are 30 to 89 days past due and $3.6 million are past due 90 days or more.  Restructured residential mortgage loans guaranteed by agencies of the U.S. government in accordance with agency guidelines represent $18 million of our $21 million portfolio of renegotiated loan.  Interest continues to accrue on these guaranteed loans based on the modified terms of the loan.  Renegotiated loans may be transferred to loans held-for-sale after a period of satisfactory performance, generally at least nine months.  If it becomes probable that we will not be able to collect all amounts due according to the modified loan terms, the loan is placed on nonaccrual status and included in nonaccrual loans.  Approximately $2.3 million of renegotiated loans have not met the modified terms and are reported as nonaccruing residential mortgage loans.

Financial Statements

Note (13) Related Parties, pages 101-102

We will respond to your comment 2 regarding disclosure of related party transactions and sales of Oklahoma State Income Tax Credits on or before August 27, 2010.

Please contact me at 918-588-6319 or John Morrow at 918-588-8673 if you have any questions.

Sincerely,

____/s/ Steven E. Nell_____________
Steven E. Nell
Executive Vice President, Chief Financial Officer

Cc:           John Morrow, BOK Financial Corporation
Tamara Wagman, Dorwart Lawyers